Filed by Eaton Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: June 28, 2012

Eaton Corporation Corporate Communications Eaton Center Cleveland, OH 44114 tel: (216) 523-5150 scottrschroeder@eaton.com

Date	June 28, 2012
For Release	Immediately
Contact	Scott Schroeder, (216) 523-5150

Eaton Increases Revolving Credit Capacity to $2.0 Billion and Issues $600 Million of Long-Term Notes at Historically Low Coupons

CLEVELAND … Diversified industrial manufacturer Eaton Corporation (NYSE:ETN) today announced that it has completed several financing transactions in advance of the Cooper Industries plc acquisition announced May 21, 2012. These transactions both enhance the company’s liquidity position and capitalize on favorable market conditions for investment grade corporate debt. With these actions, Eaton has begun to establish the permanent capital structure of the company associated with the closing of the Cooper acquisition expected this fall.

The completed transactions include:

•	Refinancing two revolving credit facilities that were to expire within a year

•	Two new $750 million facilities have been put into place to replace two expiring $500 million facilities

•	The new facilities will expire in June, 2015, and June, 2017

•	Additionally, Eaton’s $500 million facility expiring in June, 2016 was amended to contemplate the Cooper transaction

•	Total committed credit in Eaton’s revolving credit facilities is now $2.0 billion, up from $1.5 billion

•	Increasing the capacity of Eaton’s commercial paper program to $2.0 billion from $1.5 billion

•	Issuing $300 million of 9-year notes and $300 million of 11-year notes

•	Achieved historically low coupons of 3.47% on the 9-year notes and 3.68% on the 11-year notes

The additional credit capacity, liquidity and low-cost debt actions were taken to enhance the company’s capital structure ahead of the Cooper acquisition. All three credit facilities will remain effective and in place under the new Irish parent company.

Eaton Corporation is a diversified power management company with more than 100 years of experience providing energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power. With 2011 sales of $16.0 billion, Eaton is a global technology leader in electrical components, systems and services for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 72,000 employees and sells products to customers in more than 150 countries. For more information, visit www.eaton.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information Has Been And Will Be Filed With The SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the preliminary Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a preliminary Prospectus of Eaton Corporation plc1. The registration statement has not yet become effective. Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders will be able to obtain free copies of the definitive

[1]	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling (888) 328-6647, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

Participants in the Solicitation

Cooper, Eaton and Eaton Corporation plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Forward-Looking Statements

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Corporation plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Corporation plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

Statement Required by the Takeover Rules

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

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